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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8-28026

AB 3/1

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION (City) FLORIDA (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR (954) 476-7011
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name*)

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

13 a 5

OATH OR AFFIRMATION

I, EMIL A. AKAR ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKAR CAPITAL MANAGEMENT, INC. ____________, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________ NONE

Emil A. Akar

Signature

NOTARY PUBLIC-STATE OF FLORIDA
Robert Larrick
Commission # DD544084
Expires: APR. 29, 2010
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ■ **(a) Facing page.**
- ■ **(b) Statement of Financial Condition.**
- ■ **(c) Statement of Income (Loss).**
- ■ **(d) Statement of Changes in Cash Flow.**
- ■ **(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ■ **(f) Statement of in Liabilities Subordinated to Claims of Creditors.**
- ■ **(g) Computation of Net Capital.**
- ■ **(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- ■ **(i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.**
- ■ **(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- ☐ **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
- ■ **(l) An Oath or Affirmation.**
- ■ **(m) A copy of the SIPC Supplemental Report.**
- ■ **(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

	PAGE
FINANCIAL STATEMENTS:	
Accountant's Report	1
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Changes in Stockholder Equity	4
Statement of Cash Flow	5
Statement of Changes in Liabilities Subordinated To Claims of General Creditors	6
Notes to Financial Statements	7-8
SUPPLEMENTARY INFORMATION:	
Accountant's Report	9
Computation of Net Capital, Basic Net Capital Requirement, And Aggregate Indebtedness	10
Reconciliation of the Computation of Net Capital and Exemptive Provision Under Rule 15c3-3	11
INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	12-13
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILITATION	14-15

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2009 and 2008 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2009 and 2008, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 11, 2010

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash	$ 50,972	$ 52,808
Accounts receivable	11,266	11,728
Prepaid expenses	3,429	2,841
Total current assets	65,667	67,377
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	63,991	80,972
Less accumulated depreciation	47,745	61,012
Net furniture and equipment	16,246	19,960
TOTAL	$ 81,913	$ 87,337
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 5,653	$ 5,698
Commissions payable	-0-	1,145
Payroll taxes payable	1,668	1,668
Total current liabilities	7,321	8,511
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20,943	20,943
Retained earnings	53,629	57,863
Total stockholder equity	74,592	78,826
TOTAL	$ 81,913	$ 87,337

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commisions	$ 155,794	$ 184,447
Management fee income	102,267	106,891
Other income	9,306	9,215
Total revenue	267,367	300,553
EXPENSES:		
Clearing charges	31,627	32,486
Commissions and wages	83,837	68,314
Data and regulation	13,543	11,688
Rent expense	10,942	11,142
Other expenses	94,271	119,667
Total expenses	234,220	243,297
INCOME BEFORE TAXES	33,147	57,256
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	33,147	57,256
RETAINED EARNINGS - Beginning of year	57,863	52,495
TOTAL	91,010	109,751
LESS DIVIDEND DISTRIBUTIONS	37,381	51,888
RETAINED EARNINGS - End of year	$ 53,629	$ 57,863

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
BALANCE - January 1, 2008	20	$ 20	$ 20 943	$ 52 495
Net income for year				57 256
Dividend distributions				(51 888)
BALANCE - December 31, 2008	20	20	20 943	57 863
Net income for year				33 147
Dividend distributions				(37 381)
BALANCE - December 31, 2009	20	$ 20	$ 20 943	$ 53 629

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		2009		2008
Cash Flow From Operating Activities:				
Net income	$	33,147	$	57,256
Adjustment to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation		3,714		3,178
(Increase) in accounts receivable		462		1,337
(Increase) in prepaid expenses		(588)		(21)
Increase (decrease) in accounts payable		(45)		(1,032)
Increase (decrease) in commissions payable		(1,145)		(757)
Increase (decrease) in payroll taxes payable		-0-		(1)
Net cash flow provided by operating activites		35,545	$	59,960
Cash Flow From Investing Activities:				
Purchase of furniture and equipment		-0-		5,350
Net cash flow provided by (used in) investing activities		-0-		(5,350)
Cash Flow From Financing Activities:				
Dividend distribution to officer shareholder		37,381		51,888
Net cash flow provided by (used in) financing activities		(37,381)		(51,888)
Net Increase (Decrease) In Cash		(1,836)		2,722
Cash At Beginning of Year		52,808		50,086
Cash At End of Year	$	50,972	$	52,808

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SUBORDINATED LIABILITIES AT JANUARY 1, 2008	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2008	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three or ten year period.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2009 and 2008 the net capital ratio was 0.14 to 1and 0.15 to 1 and net capital was $53,917 and $56,025 which exceeded the minimum net capital requirement by $48,917 and $51,025.

NOTE 4 - CASH

Included in cash is a $50,000 and $50,000, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The office space is owned by the officer/shareholder and no new lease has been signed. The Company paid $10,942 and $11,141 in common area charges and $3,703 and $3,308 in real estate taxes toward its rent in 2009 and 2008.

The officer and shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar and acts as the investment manager of the Company. Emil A. Akar the managing member of Akar Management Group, LLC is also the sole shareholder of Akar Capital Management, Inc. through whom all security transactions are conducted. In 2009 and 2008, Akar Capital Management earned $7,268 and $8,948 in management fees, respectively. $562 and $562 was unpaid at each year end.

NOTE 7 – PENSION PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Under the plan the employees are allowed to defer part of their salary. The Company also matched with a 3% contribution of $-0- and $1,996 in 2009 and 2008, respectively.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 11, 2010

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2009 AND 2008

	2009	2008
COMPUTATION OF NET CAPITAL		
Total stockholder equity	$ 74,592	$ 78,826
Deductions and/or charges:		
Nonallowable assets:		
Haircut on money market	(1,000)	-0-
Other assets	(3,429)	(2,841)
Furniture, equipment and leaseholds	(16,246)	(19,960)
NET CAPITAL	$ 53,917	$ 56,025
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	**REQUIREMENT**	
Net capital required (greater of a or b)	$ 5,000	$ 5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 488	$ 527
b. Minimum dollar of net capital required	$ 5,000	$ 5,000
Excess net capital	$ 48,917	$ 51,025
COMPUTATION OF AGGREGATE INDEBTEDNESS	**INDEBTEDNESS**	
Total aggregate indebtedness	$ 7,321	$ 8,511
Ratio of aggregate indebtedness to net capital	0.14:1	0.15:1

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2009 AND 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2009 and 2008 was $59,991 and $61,334.

	2009	2008
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 59,991	$ 61,334
1. Increase in net capital due to trade date adjustment	566	395
2. Net increase in accounts payable	(5,640)	(5,704)
3. Haircut on money market fund	(1,000)	-0-
Net capital per report	$ 53,917	$ 56,025

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholder
Akar Capital Managment, Inc.
Plantation, Florida

I have examined the financial statements of **Akar Capital Mangement, Inc.** for the year ended December 31, 2009 and have issued my report thereon, dated February 11, 2010. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Certified Public Accountant

February 11, 2010

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Akar Capital Management, Inc.
Plantation, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Akar Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Akar Capital Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Akar Capital Management, Inc.'s management is responsible for the Akar Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form STPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-1 7A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce D. Soule, CPA, P. A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 9, 2010